Exhibit 1.02

FIRST AMENDMENT TO AMENDED AND RESTATED EXPENSE SUPPORT

AND RESTRICTED STOCK AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED EXPENSE SUPPORT AND RESTRICTED STOCK AGREEMENT (this “First Amendment”), is made effective as of January 1, 2017 (the “Effective Date”), by and between CNL Healthcare Properties II, Inc. (the “Company”) and CHP II Advisors, LLC (the “Advisor”). The Company and the Advisor are each sometimes individually referred to as, a “Party” and collectively as, the “Parties.”

R E C I T A L S:

WHEREAS, the Parties entered into that certain Advisory Agreement dated as of March 2, 2016 (as it may be amended from time to time, the “Advisory Agreement”); and

WHEREAS, the Parties entered into that certain Amended and Restated Expense Support and Restricted Stock Agreement dated effective as of May 9, 2016 (the “Expense Support Agreement”); and

WHEREAS, pursuant to paragraph 13 of the Expense Support Agreement the Parties may amend the Expense Support Agreement by mutual written consent of the Parties; and

WHEREAS, the Parties desire to amend the Expense Support Agreement on mutually agreed upon terms more particularly set forth herein.

NOW THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the Parties, intending to be legally bound, do hereby agree as follows:

1.        Recitals; Certain Definitions. The foregoing recitals are true and correct in all material respects and are by this reference incorporated herein and made a part hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Expense Support Agreement.

2.        Addition of defined term “Aggregate Stockholder Minimum Cash Distributions”. The following defined term is added to the Expense Support Agreement immediately preceding the defined term “Board”:

“Aggregate Stockholder Minimum Cash Distributions – shall mean the aggregate cash distributions paid to the stockholder in an applicable quarter, but only to the extent such distributions do not exceed, in the aggregate, an annualized four percent (4%) of the weighted average most recent public offering price for each share class or weighted average of the Board’s most recent determination of estimated net asset value per share for each share class, if the Board has made such a determination.”

3.        Amendment and restatement of defined term “MFFO”. The defined term MFFO in the Expense Support Agreement is hereby amended and restated in its entirety and the defined term MFFO shall henceforth read as follows:

“MFFO – shall mean “modified funds from operations” as defined and presented in the Company’s most recent Form 10-Q or Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended, and for purposes of the Expense Support Agreement only, adjusted to exclude all development asset operating losses, interest expense and any other expenses, to the extent by which such losses exceed revenues, until the first full calendar quarter that is eighteen (18) months following the time when such development asset in its entirety is placed in service.”

4.        Amendment and Restatement of Section 1 of the Expense Support Agreement. Section 1 of the Expense Support Agreement is hereby amended and restated in its entirety; and Section 1 as amended and restated shall henceforth read as follows:

“1) Expense Support. Beginning on the Commencement Date and continuing until terminated as provided herein, with respect to each full fiscal year that the Advisor is engaged pursuant to the Advisory Agreement, the Advisor shall provide expense support to the Company through forgoing the payment of fees in cash and acceptance of Restricted Stock for services as provided herein, in an amount equal to the positive excess, if any, of (a) Aggregate Stockholder Minimum Cash Distributions declared for the applicable year, over (b) the Company’s aggregate MFFO for the same period (the “Expense Support Amount”). The Expense Support Amount shall be determined for each calendar year of the Company, on a cumulative year-to-date basis, with each such year-end date, a “Determination Date”. The Expense Support Amount will be credited by the Advisor to the Company in satisfaction of Asset Management Fees and other fees and expenses owed to the Advisor under the Advisory Agreement, at the Advisor’s discretion.”

5.        Amendment and Restatement of Section 2 of the Expense Support Agreement. Section 2 of the Expense Support Agreement is hereby amended and restated in its entirety; and Section 2 as amended and restated shall henceforth read as follows:

“2) Grant of Restricted Stock. In exchange for services rendered under the Advisory Agreement and in consideration of the expense support provided by the Advisor as set forth in Section 1, the Company shall issue to the Advisor, within ninety (90) days following each Determination Date, a number Class A Common Shares (the “Restricted Stock”) equal to the quotient of the Expense Support Amount for the preceding year divided by the Board’s most recent determination of net asset value per share of the Class A Common Shares, if the Board has made such a determination, or otherwise the most recent public offering price per Class A Common Share, on the terms and conditions and subject to the restrictions set forth in this Agreement.”

6.        Amendment to Section 3 of the Expense Support Agreement. Section 3 of the Expense Support Agreement is hereby amended by adding the following two (2) additional sentences to the end of Section 3(a):

“In the event this Agreement is terminated on a date other than a Determination Date, for purposes of calculating the Expense Support Amount for the then current year, the Parties shall refer to the immediately preceding calendar quarter and calculate, on a cumulative year-to-date basis as of such calendar quarter, the positive excess, if any, of (a) aggregate cumulative stockholder cash distributions declared for the then current year through the immediately preceding calendar quarter; over (b) the Company’s MFFO for the same period. In the event any Expense Support Amount is calculated pursuant to the immediately preceding sentence, the Advisor shall credit the Expense Support Amount to the Company in exchange for Restricted Stock pursuant to the applicable terms of this Agreement.”

7.        Terms. All other terms and conditions as contained in the Expense Support Agreement shall remain unchanged and will continue to bind the Parties with respect to the transaction as contemplated therein.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the Parties have caused this First Amendment to be entered into by their respective officers thereunto duly authorized, as of the 10th day of February, 2017 and made effective as of January 1, 2017.

CNL HEALTHCARE PROPERTIES II, INC.

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	Chief Executive Officer

CHP II ADVISORS, LLC

By:	/s/ Tracey B. Bracco
Name:	Tracey B. Bracco
Title:	Vice President

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